Exhibit 99.1

Integrated Media Technology Limited Enters US$11 Million Conditional Agreement
to Acquire an Internet of Medical Things (IoMT) Company

Sydney, October 12, 2021, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today the signing of a conditional sale and purchase agreement to acquire 100% equity interest in Magnum International Holdings Limited ("Magnum"), for US$11 million which will be paid by the issuance of 3,630,360 ordinary shares in the Company at US$3.03 per share. The acquisition of Magnum by the Company is conditional on, and amongst other conditions, a satisfactory due diligence (at the sole determination of the Company), on the legal and financial affairs of Magnum. Pursuant to the Agreement, the long stop date to complete this transaction shall be within 3 months from the date of the Agreement.

Magnum is a technology development company based in Dalian China that intends to build a post diagnose medical and healthcare platform using big data and artificial intelligence. Magnum is currently developing the smart pharmacy system and health platform for hospitals and pharmacies. Magnum will focus on the development of a post diagnosis platform integrating wearable medical devices for real time monitoring, and the integration of medical resources to provide consumers with medical and healthcare information.

Mr. Xiaodong Zhang, IMTE's CEO stated, "The technology healthcare market is a fast-growing market. The acquisition of Magnum will bring us technology and an entry into the post diagnostic medical and healthcare market. We look forward to completing the acquisition and incorporating Magnum IoMT (Internet of Medical Things) into our IoT business unit."

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of the manufacture and sale of nano coated photocatalytic plates for filters, glasses-free 3D display and electronic glass, sale of IoT solutions and financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE